UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

[Rule 13d-101]

Under the Securities Exchange Act of 1934

(Amendment No. 1)

BAZAARVOICE, INC.

(Name of Issuer)

Common Stock, $.0001 Par Value Per Share

(Title of Class of Securities)

073271108

(CUSIP Number)

Vector Capital IV, L.P.

Vector Capital Partners IV, L.P.

Vector Entrepreneur Fund III, L.P.

Vector Capital Partners III, L.P.

Vector Capital, L.L.C.

Alexander R. Slusky

c/o Vector Capital Management, L.P.

One Market Street, Steuart Tower, 23rd Floor

San Francisco, CA 94105

Telephone: (415) 293-5000

With a copy to: Paul Hastings LLP 55 2nd Street, 24th Floor San Francisco, CA 94105 Telephone: (415) 856-7000 Attn: Steve L. Camahort

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87582Y108

1.	Names of Reporting Persons: Vector Capital IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)* WK, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 3,274,368
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 3,274,368
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,274,368
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.95%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 87582Y108

1.	Names of Reporting Persons: Vector Capital Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)* AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 3,274,368
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 3,274,368
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,274,368
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.95%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 87582Y108

1.	Names of Reporting Persons: Vector Entrepreneur Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)* WC, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 39,770
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 39,770
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,770
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.05%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 87582Y108

1.	Names of Reporting Persons: Vector Capital Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)* AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 39,770
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 39,770
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,770
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.05%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 87582Y108

1.	Names of Reporting Persons: Vector Capital, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)* AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 3,314,138
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 3,314,138
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,314,138
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.00%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 87582Y108

1.	Names of Reporting Persons: Alexander R. Slusky
2.	Check the Appropriate Box if a Member of a Group (See Instructions)* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)* AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 3,314,138
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 3,314,138
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,314,138
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.00%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D filed with the Securities and Exchange Commission on behalf of the following persons (collectively, the “Reporting Persons”): (i) Vector Capital IV, L.P., a Delaware limited partnership (“VC IV”), (ii) Vector Capital Partners IV, L.P., a Cayman Islands limited partnership (“VCP IV”), (iii) Vector Entrepreneur Fund III, L.P., a Delaware limited partnership (“VE III”), (iv) Vector Capital Partners III, L.P., a Cayman Islands limited partnership (“VCP III”), (v) Vector Capital, L.L.C., a Delaware limited liability company (“VC”, and together with VC IV, VCP IV, VEF III and VCP III, “Vector”), and (vii) Alexander R. Slusky, an individual (“Mr. Slusky”) on July 5, 2016 (the “Initial 13D”) is being filed pursuant to Rule 13d-2 of the Securities Exchange Act of 1923, as amended on behalf of the Reporting Persons to amend certain information previously reported by the Reporting Persons in the Initial 13D by adding the information set forth below to the items indicated. Unless otherwise stated herein, all capitalized terms used in this Amendment No. 1 have the same meaning as those set forth in the Initial 13D. This is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $ 0.0001 per share (the “Shares”), of Bazaarvoice, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Issuer is 10901 South Stonelake Blvd., Austin, Texas 78746-3211. As reported in the Company’s Quarterly Report on Form 10-Q for the fiscal year ended July 31, 2016, as of September 2, 2016, there were 82,835,422 Shares outstanding.

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b), (c), and (e) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	The response of each of the Reporting Persons to Rows (11) to (13) of the cover pages of this Amendment No. 1 are incorporated herein by reference. As of the September 20, the Reporting Persons have the following interest in the securities of the Company:

i.	VC IV beneficially owns 3,274,368 Shares, making it the beneficial owner of 3.95% of the Company’s common stock.

ii.	VCP IV beneficially owns 3,274,368 Shares, making it the beneficial owner of 3.95% of the Company’s common stock.

iii.	VEF III beneficially owns 39,770 Shares, making it the beneficial owner of 0.05% of the Company’s common stock.

iv.	VCP III beneficially owns 39,770 Shares, making it the beneficial owner of 0.05% of the Company’s common stock.

v.	VC beneficially owns 3,314,138 Shares, making it the beneficial owner of 4.00% of the Company’s common stock.

vi.	Mr. Slusky beneficially owns 3,314,138 Shares, making him the beneficial owner of 4.00% of the Company’s common stock.

(b)	The table below sets forth for the Reporting Persons the number of shares of the Company’s common stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

	VC IV	VCP IV	VEF III	VCP III	VC	Mr. Slusky
Sole Power to Vote/Direct Vote	0	0	0	0	0	0
Shared Power to Vote/Direct Vote	3,274,368	3,274,368	39,770	39,770	3,314,138	3,314,138
Sole Power to Dispose/Direct Disposition	0	0	0	0	0	0
Shared Power to Dispose/Direct Disposition	3,274,368	3,274,368	39,770	39,770	3,314,138	3,314,138

(c)	There have been no purchases or sales of the Company’s common stock by any of the Reporting Persons within the last sixty days, except for the sales of the Company’s common stock by VC IV and VEF III on the open market as indicated in the table below, which table sets forth the date of each transaction, number of shares sold in each transaction, and the sale price per share for the shares sold in each transaction.

Sales by VC IV:

Date	Number of Shares Sold	Sale Price Per Share
9/12/2016	7,139	$4.6500
9/13/2016	3,656	$4.6500
9/14/2016	419,900	$4.7497
9/15/2016	148,200	$4.8620
9/16/2016	211,505	$4.9748
9/20/2016	988,000	$4.9504

Sales by VEF III:

Date	Number of Shares Sold	Sale Price Per Share
9/12/2016	87	$4.6500
9/13/2016	44	$4.6500
9/14/2016	5,100	$4.7497
9/15/2016	1,800	$4.8620
9/16/2016	2,569	$4.9748
9/20/2016	12,000	$4.9504

(d)	Not applicable.

(e)	The Reporting Persons ceased to be beneficial owners of more than five percent of the shares of the Company’s common stock on September 20, 2016.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated September 21, 2016

VECTOR CAPITAL IV, L.P.

By: VECTOR CAPITAL PARTNERS IV, L.P., its general partner

By: VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor
Name: David Baylor
Title: Chief Operating Officer

VECTOR CAPITAL PARTNERS IV, L.P.

By: VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor
Name: David Baylor
Title: Chief Operating Officer

VECTOR ENTREPRENEUR FUND III, L.P.

By: VECTOR CAPITAL PARTNERS III, L.P., its general partner

By: VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor
Name: David Baylor
Title: Chief Operating Officer

VECTOR CAPITAL PARTNERS III, L.P.

By: VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor
Name: David Baylor
Title: Chief Operating Officer

VECTOR CAPITAL, L.L.C.

By:	/s/ David Baylor
Name: David Baylor
Title: Chief Operating Officer

ALEXANDER R. SLUSKY

/s/ Alexander R. Slusky
Alexander R. Slusky